

Mail Stop 4561

January 24, 2018

David Boris
Chief Executive Officer
Forum Merger Corporation
c/o Forum Investors I, LLC
135 East 57th Street, 8th Floor
New York, New York 10022

>   **Re: Forum Merger Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed January 8, 2018**
>
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed January 12, 2018**
>   **File No. 333-221848**

Dear Mr. Boris:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2017 letter.

Summary of the Proxy Statement/Prospectus

The Proposals

Forum Reasons for the Business Combination, page 38

1.   We note your response to prior comment 4. Please clarify the factors considered by C1 Investment Corp. or advise.

C1 Reasons for the Business Combination, page 40

2.   We have reviewed your response to prior comment 6. Please further describe the characteristics of C1 that result in the business combination providing a more favorable means to acquire capital than a traditional initial public offering.

Opinion of Financial Advisor to the Board of Directors of Forum, page 123

3.   We note your response to prior comment 13. Use of the disclaimer in this context appears intended to impair or eliminate the right of security holders to rely upon the opinion and disclosures relating to the opinion. We also view disclaimers of responsibility to security holders as inconsistent with the balance of the disclosure addressing the fairness to security holders of the proposed transaction from a financial perspective. See Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our website. Please delete the disclaimer or add an explanation such as that included at the end of the cited excerpt.

4.   We have reviewed your response to prior comment 15. Please revise to disclose the selected projected financial information of ConvergeOne for the years ending December 31, 2018 through 2020 or advise as to why you do not believe this information is material.

Selected Transaction Analysis, page 129

5.   We note your response to prior comment 16. Please disclose the size of each transaction individually rather than presenting this information in aggregate.

C1 Investment Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operations of C1

Results of Operations

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2017

Revenue by Core Technology Market, page 223

6.   We note your expanded disclosures in response to prior comment 19. You indicate that of the increase in your collaboration revenue, $16.8 million was the result of an increase in services revenue primarily due to an increase in contractual services revenue and from the SPS acquisition. However, your expanded disclosure on page F-53 states that you have recorded $32.0 million of revenue related to the SPS acquisition from its acquisition on August 15, 2017. Explain this apparent discrepancy.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Stuart Neuhauser, Esq.
         Ellenoff Grossman & Schole LLP